

May 10, 2021

Andrew Spaventa
Chief Executive Officer
Singular Genomics Systems, Inc.
10931 N. Torrey Pines Road
Suite #100
La Jolla, CA 92037

      Re: Singular Genomics Systems, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted April 26, 2021
          CIK No. 0001850906

Dear Mr. Spaventa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Intellectual Property
Columbia University License Agreement , page 114

1. We note your response to prior comment 13 and revised disclosure. Please revise to disclose whether the G4 Integrated Solution and the PX Integrated Solution are classified as Patent Products or Other Products. To the extent that the G4 Integrated Solution and the PX Integrated Solution are covered by the license agreement, please revise the Prospectus Summary to discuss the license agreement and any associated risks.

In addition, provisions providing the contracting party the right to terminate the agreement for failure to meet milestone events are material to investors, please expand your disclosures to describe the milestone events and the dates by which you are required to achieve them.

You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Jeff Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan J. Gunderson